[Letterhead of Willkie Farr & Gallagher LLP]

January 9, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TD Asset Management USA Funds Inc. Securities Act File No. 33-96132; Investment Company Act File No. 811-9086

Ladies and Gentlemen:

On behalf of TD Asset Management USA Funds Inc. (the “Company”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 31 to the Company’s Registration Statement under the 1933 Act and Amendment No. 32 to the Company’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).

The purpose of the Amendment is to add a new series to the Company, the TDAM Global Sustainability Fund (the “New Fund”).

The investment objective of the New Fund is long-term capital appreciation.

The New Fund seeks to achieve its investment objective by investing primarily in equity securities of companies around the globe that are viewed as contributing to the world’s future sustainability. TDAM USA Inc., the New Fund’s investment manager (the “Investment Manager”), selects investments for the New Fund principally from among the companies that comprise the Dow Jones Sustainability World Index (the “Index”). The Index tracks the performance of the world’s leaders in corporate sustainability, which the Index defines as a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments. Sustainability leaders are selected for the Index based on an analysis of various areas, including, but not limited to, corporate governance, risk and crisis management, codes of conduct/compliance/corruption and bribery, environmental performance, environmental reporting, human capital development, talent attraction and retention, labor practice indicators, corporate citizenship/philanthropy, social reporting and industry-specific criteria.

January 9, 2009

The Investment Manager may also select companies for investment by the New Fund that are not included in the Index but that it believes are leaders in corporate sustainability based on criteria similar to those reflected in the Index. In selecting investments for the New Fund that are not included in the Index, the Investment Manager will normally place an emphasis on companies that are emerging leaders in environmental technology.

It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on March 25, 2009.

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures